Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 11, 2009

$[—] Buffered Super Track Notes due March 30, 2011 Linked to the Performance of Gold Medium-Term Notes, Series A, No. C-147

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	September 25, 2009

Issue Date:	September 30, 2009

Final Valuation Date:	March 25, 2011*

Maturity Date:	March 30, 2011* (resulting in a term to maturity of approximately 18 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Gold, as described under “Settlement Price” in this free writing prospectus

Upside Leverage Factor:	1

Maximum Return:	35.00% - 45.00%* * The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 35.00%.

Buffer Percentage:	10%

Payment at Maturity:

If the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the Upside Leverage Factor, subject to a maximum return on the Notes of 35.00%. For example, if the Reference Asset Return is 35.00% or more, you will receive the maximum return on the Note of 35.00%, which entitles you to the maximum total payment of $1,350.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Reference Asset Return x 1)]

If the Reference Asset Return is less than or equal to 0% and equal to or greater than -10%, you will receive the principal amount of your Notes; and

If the Reference Asset Return is less than -10%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage. Accordingly, if the Reference Asset Return is less than -10%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return +10%)]

If the Reference Asset declines by more than 10%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines beyond -10%. You may lose up to 90% of your initial investment.

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	US$[—]/troy ounce, the settlement price of the Reference Asset on the initial valuation date.**

Final Price:	The settlement price of the Reference Asset on the final valuation date.**

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JC84 and US06739JC848

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A (the “Program”) by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. These ratings are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement.
**	See “Settlement Price” in this free writing prospectus for a description of how settlement price of gold is determined.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, and the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”). The Program is rated AA - by S&P. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). An AA - rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. As announced in June 2009, Moody’s Investors Services (“Moody’s”) no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. Due to this policy change, the Notes will not be rated by Moody’s; however, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Final Price	Reference Asset Return	Payment at Maturity	Total Return on Notes
1,539.1500	55.00%	$1,350.00	35.00%
1,439.8500	45.00%	$1,350.00	35.00%
1,340.5500	35.00%	$1,350.00	35.00%
1,241.2500	25.00%	$1,250.00	25.00%
1,141.9500	15.00%	$1,150.00	15.00%
1,117.1250	12.50%	$1,125.00	12.50%
1,092.3000	10.00%	$1,100.00	10.00%
1,067.4750	7.50%	$1,075.00	7.50%
1,042.6500	5.00%	$1,050.00	5.00%
1,017.8250	2.50%	$1,025.00	2.50%
993.0000	0.00%	$1,000.00	0.00%
943.3500	-5.00%	$1,050.00	5.00%
893.7000	-10.00%	$1,000.00	0.00%
844.0500	-15.00%	$950.00	-5.00%
794.4000	-20.00%	$900.00	-10.00%
695.1000	-30.00%	$800.00	-20.00%
595.8000	-40.00%	$700.00	-30.00%
496.5000	-50.00%	$600.00	-40.00%
397.2000	-60.00%	$500.00	-50.00%
297.9000	-70.00%	$400.00	-60.00%
198.6000	-80.00%	$300.00	-70.00%
99.3000	-90.00%	$200.00	-80.00%
0.0000	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Asset increases from an initial price of US$993.00/troy ounce to a final price of US$1,092.30/troy ounce.

Because the final price of $1,092.30 is greater than the initial price of $993.00 and the Reference Asset Return of 10.00% multiplied by 1 does not exceed the maximum return of 35.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (10.00% x 1)] = $1,100.00

The total return on the investment of the Notes is 10.00%.

Example 2: The price of the Reference Asset increases from an initial price of US$993.00/troy ounce to a final price of US$1,439.85/troy ounce.

Because the Reference Asset Return of 45% multiplied by 1 exceeds the maximum return of 35%, the investor receives a payment at maturity of $1,350.00 per $1,000 principal amount Note, the maximum total payment on the Notes.

Example 3: The price of the Reference Asset decreases from an initial price of US$993.00/troy ounce to a final price of US$893.70/troy ounce.

Because the final price of $893.70 is less than the initial price of $993.00 but the Reference Asset Return of -10.00% is greater than -10%, the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

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Example 4: The price of the Reference Asset decreases from an initial price of US$993.00/troy ounce to a final price of US$695.10/troy ounce.

Because the final price of $695.10 is less than the initial price of $993.00 and the Reference Asset Return of -30.00% is less than -10%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-30.00% + 10.00%)] = $800.00

The total return on the investment of the Notes is -20.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the Reference Asset; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive Reference Asset Return by 1, up to the maximum return on the Notes of 35.00%, or an additional payment of $350.00 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 35.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Credit of Issuer—Because the Notes are our senior unsecured obligations, payment of any amount under the Notes is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a negative reference asset return up to -10%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final price beyond the 10% buffer percentage as compared to the initial price of the reference asset.

•

The Positive Return on Your Notes Is Limited to the Maximum Return—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 35.00% multiplied by the principal amount. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than 35.00%.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, Barclays Capital, an affiliate of Issuer, is a member of the London Gold Market Fixing Ltd., which determines the settlement price used for the initial price and final price of Gold. Actions by the London Gold Market Fixing Ltd. (the entity that determines the settlement price used for the initial price and final price of Gold) may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including Barclays Capital – an affiliate of the Issuer, will have any obligations with respect to the amounts to be paid to you on any interest payment date or on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although Barclays Capital is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include mergers or tender offers in the case of Gold or errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd.. Neither we, nor any of our affiliates, including Barclays Capital or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

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•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price and the final price of Gold will be determined as described below:

Where the Reference Asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective on the initial valuation date or the final valuation date, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10.30 a.m. and 3 p.m. London local time via telephone by the 5 members and the applicable Settlement Price will be based on the 3 p.m. fix. The settlement price of Gold on the initial valuation date and the final valuation date may be seen on GOLDLNPM on Bloomberg.

The settlement price of the Reference Asset on September 7, 2009 was US$993.00/troy ounce.

Historical Information

The following graph sets forth the historical performance of the Reference Asset based on the daily settlement price, from January 2, 2001 through September 7, 2009.

We obtained the Reference Asset settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset settlement prices on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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